Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

News Release

For Immediate Release

Investor Contact:	Media Contact:

Tyler Lindwall	Eric Smith
Phone: 612-704-0147	Phone: 720-772-0877
E-mail: investor.relations@vistaoutdoor.com	E-mail: media.relations@vistaoutdoor.com

Vista Outdoor Reports First Quarter Fiscal Year 2025 Financial Results

•Vista Outdoor Board of Directors Committed to Maximizing Value to Stockholders; Ongoing Review of Strategic Alternatives Continuing to Progress; Special Meeting of Stockholders Scheduled to Be Held September 13, 2024

•Vista Outdoor Reaffirms Fiscal Year 2025 Outlook: Expects FY2025 Sales of $2.665 Billion to $2.775 Billion, Expects Adjusted EBITDA in the Range of $410 Million to $490 Million

•Vista Outdoor Strong Q1 FY2025 Cash Provided by Operating Activities of $54 Million and Adjusted Free Cash Flow of $70 Million; Total Debt Decreased $85 Million Sequentially to $635 Million; Net Debt of $579 Million and a Net Debt Leverage Ratio of 1.3x

•Revelyst Strategically Positioned to Unlock Meaningful Growth and Margin Expansion; Revelyst GEAR Up Transformation Program Contributed $5 Million in Realized Cost Savings in Q1 FY2025, Providing Clear Path to $25 Million to $30 Million of Cost Savings in FY2025; Reaffirms Expectation to Double Revelyst Standalone Adjusted EBITDA1 in FY2025 and Realize $100 Million of Run Rate Cost Savings in Fiscal Year 2027

•Revelyst Announces Biggest Partnership Ever, a Collaboration Between Revelyst, Camp Chef and Guy Fieri, Which Unites the Mayor of Flavortown Himself With the Leading Innovator in Outdoor Cooking Gear. This
1Vista Outdoor has not reconciled adjusted EBITDA guidance (on a segment or consolidated basis) to GAAP net income guidance because Vista Outdoor does not provide guidance for net income, which is a reconciling item between GAAP net income and non-GAAP adjusted EBITDA. Accordingly, a reconciliation to net income is not available without unreasonable effort. See page four of this press release for more information. Revelyst Standalone Adjusted EBITDA includes an estimate for corporate costs.

Multi-Year Partnership Will Include Several Collaborations Between Fieri and Camp Chef and Will Include a Number of Co-branded Cooking Equipment Pieces. Be on the Lookout for More News on This Category Defining Announcement on August 19

ANOKA, Minn., August 5, 2024 — Vista Outdoor Inc. (NYSE: VSTO) today reported operating results for the First Quarter Fiscal Year 2025 (FY2025), which ended on June 30, 2024.

"The Board is committed to acting in the best interests of the Company and its stockholders," said Mike Callahan, Chairman of the Board of Directors. "We are continuing our engagement with both CSG and MNC and its private equity partner as well as exploring a full range of alternatives for Revelyst and other strategic alternatives in order to maximize the value for stockholders. We remain as committed as ever on delivering the standard of excellence to our consumers that Vista Outdoor is known for while we continue to conduct our review to uncover the optimal outcome for our stockholders. The Board continues to recommend Vista Outdoor stockholders vote in favor of the proposal to adopt the merger agreement with CSG."

“Revelyst made progress implementing our actionable standalone strategy to drive value creation in the first quarter amid continued market headwinds in certain segments. This gives us confidence in our full-year financial targets as we seek to show sequential quarter-over-quarter improvement throughout the year,” said Eric Nyman, Co-CEO of Vista Outdoor and CEO of Revelyst. “We continue to leverage our portfolio of category-defining Power Brands to win market share despite challenges related to market softness, order timing and divestitures. Specifically, at Simms, we hold a dominant position in waders and are gaining share in sportswear; at Bushnell Golf, we continue to set the standard with our leading position; and at Fox, Bell, Giro and CamelBak, we are capturing share across numerous categories, including Helmets, Mountain Bike Protection and Bike Hydration despite a declining market environment.

“Across the enterprise, we are making good progress on our GEAR Up transformation. The GEAR Up transformation is working to simplify our business model, increase efficiency and expand strategic opportunities that allow us to reinvest in our highest potential brands. We expect more progress in the coming months. Looking ahead, we are excited to announce our biggest partnership ever, a collaboration between Revelyst, Camp Chef and Guy Fieri, which unites the Mayor of Flavortown himself with the leading innovator in outdoor cooking gear. Fieri has long served as an unofficial brand ambassador while using the brand's products on screen, on stage and at home. This multi-year partnership will include several collaborations between Fieri and Camp Chef and will include a number of co-branded cooking equipment pieces. Be on the lookout for more news on this category defining announcement on August 19 across Revelyst’s social channels and CampChef.com,” Nyman concluded.

“The Kinetic Group delivered a strong start to the year, reporting sales in line with expectations and profitability ahead of expectations,” said Jason Vanderbrink, Co-CEO of Vista Outdoor and CEO of The Kinetic Group. “The team continues to navigate a dynamic environment, including a global powder shortage, increasing input costs including for copper and powder, and competitive market pricing, with a continued focus on execution and delivering on our financial expectations. As our history shows from TKG, we are laser-focused on operational excellence and never resting on our laurels in every aspect of our business. As we enter the election season, we are focused on controlling matters we can control and continuing to drive value for our stockholders and other stakeholders. As we continue FY2025, the company has, without question, the most innovative product launch coming in our long history of game-changing technologies.”

Note that in the results below when referring to "Revelyst," it comprises three new operating and reportable segments: Revelyst Adventure Sports, Revelyst Precision Sports Technology and Revelyst Outdoor Performance. Please see Vista Outdoor’s Annual Report on Form 10-K for the year ended March 31, 2024, for additional information.

Consolidated results for the three months ended June 30, 2024, versus the three months ended June 25, 2023:

•Sales decreased 7.1 percent to $644 million driven primarily by lower volume at The Kinetic Group and Revelyst, partially offset by increased government sales at Revelyst and increased price at The Kinetic Group.

•Gross profit decreased 6.9 percent to $211 million due to decreased volume and increased inflationary costs, including for copper and powder at The Kinetic Group and lower volume at Revelyst, partially offset by increased price at The Kinetic Group.

•Operating expenses decreased 3.3 percent driven primarily by a gain on divestiture, lower transition costs for prior acquisitions and selling, general and administrative cost savings at Revelyst from GEAR Up, partially offset by increased selling, general and administrative costs at The Kinetic Group, increased planned separation costs, an asset impairment related to the sale of Fiber Energy and GEAR Up restructuring costs.

•Operating income declined 12.1 percent to $81 million and operating income margin decreased 72 basis points to 12.6 percent. Adjusted operating income was $86 million, down 13.1 percent. Adjusted operating income margin decreased 92 basis points to 13.3 percent.

•Net income decreased to $57 million. Net income margin increased to 8.9 percent.

•Adjusted EBITDA declined 11.3 percent to $110 million. Adjusted EBITDA margin decreased 80 basis points to 17.1 percent.

•Diluted Earnings per Share (EPS) was $0.97, down 2.0 percent, compared with $0.99 in the prior fiscal year. Adjusted EPS declined to $1.01, or down 6.5 percent, compared with $1.08 in the prior fiscal year.

•Cash provided by operating activities was $54 million, compared to $74 million in the prior fiscal year. Adjusted free cash flow was $70 million.

For the three months ended June 30, 2024, versus the three months ended June 25, 2023:

Revelyst

•Sales declined 13.6 percent to $274 million driven by pre-order delivery timing delays, unfavorable product mix toward lower price point channels and lower royalty revenues within Revelyst Adventure Sports, lower wholesale volume and order timing within Revelyst Outdoor Performance and lower volume as a result of strong new product introductions in the prior year for Bushnell Golf and order timing within Revelyst Precision Sports Technology. The decline was partially offset by increased government sales at Revelyst Outdoor Performance and growth at Foresight driven by new product introductions at Revelyst Precision Sports Technology.

•Gross profit decreased 14.2 percent to $81 million due to the reduction in sales, partially offset by lower freight costs at Revelyst Adventure Sports, lower discounting at Revelyst Outdoor Performance and favorable product mix at Revelyst Precision Sports Technology.

•Operating income (loss) declined 123.8 percent to $(2) million due to lower gross profit at all three Revelyst segments, partially offset by decreased selling, general and administrative costs related to GEAR Up initiatives. Operating income (loss) margin decreased 263 basis points to (0.6) percent.

•Adjusted EBITDA decreased 35.2 percent to $16 million. Adjusted EBITDA margin decreased 190 basis points to 5.7 percent.

The Kinetic Group

•Sales decreased 1.6 percent to $370 million, due to lower shipments across nearly all categories, partially offset by increased price.

•Gross profit declined 1.6 percent to $130 million driven primarily by decreased volume and increased input costs primarily for copper and powder, partially offset by increased price.

•Operating income decreased 3.8 percent to $104 million due to lower gross profit and increased selling, general and administrative costs. Operating income margin decreased 62 basis points to 28.2 percent.

•Adjusted EBITDA decreased 3.2 percent to $111 million. Adjusted EBITDA margin decreased 49 basis points to 30.0 percent.

Fiscal Year 2025 Outlook

“Our balance sheet remains strong and we generated robust cash provided by operating activities of $54 million and adjusted free cash flow of $70 million which drove a decrease in our net debt of $81 million during the quarter to $579 million and improved our net debt leverage ratio to 1.3x,” said Andrew Keegan, CFO of Vista Outdoor. “At Revelyst, we have been sharply focused on reducing inventory levels, and I am pleased with the progress our team has made, which has resulted in an approximately $100 million inventory reduction from the year prior and nearly $10 million sequentially from the prior quarter. These efforts continue to drive down our debt levels and contribute to maintaining our healthy balance sheet. At The Kinetic Group, the team remains steadfast on achieving our financial expectations while continuing to face competitive pricing and input cost headwinds, especially for copper and powder.

“Looking forward, we expect to see increased sales and sequential adjusted EBITDA momentum in the quarters ahead at Revelyst, as a result of new and exciting product launches and partnership launches, including the collaboration with Guy Fieri. We have also seen tremendous progress with our GEAR Up transformation program, which contributed $5 million in realized cost savings in Q1 FY2025, providing a clear path to $25-$30 million of cost savings in FY2025. This progress gives us confidence in our expectation to double Revelyst standalone adjusted EBITDA during the year,” Keegan concluded.

Vista Outdoor Reaffirms Fiscal Year 2025 Financial Guidance

Vista Outdoor has not reconciled adjusted EBITDA guidance (on a segment or consolidated basis) to GAAP net income guidance because Vista Outdoor does not provide guidance for net income, which is a reconciling item between GAAP net income and non-GAAP adjusted EBITDA. Accordingly, a reconciliation to net income is not available without unreasonable effort. Vista Outdoor has not reconciled adjusted effective tax rate guidance to GAAP effective tax rate guidance because Vista Outdoor does not provide guidance for income before income taxes, which is a reconciling item between GAAP effective tax rate and non-GAAP adjusted effective tax rate. Accordingly, a reconciliation to effective tax rate is not available without unreasonable effort. Reconciliations of adjusted free cash flow guidance to cash provided by operating activities guidance and adjusted EPS guidance to EPS guidance are available on pages seven and eight of this press release.

The Company reaffirmed its Fiscal Year 2025 guidance and expects:
•Sales in the range of $2.665 billion to $2.775 billion
–The Kinetic Group Sales expected to be approximately $1.425 billion to $1.475 billion
–Revelyst Sales expected to be approximately $1.240 billion to $1.300 billion
•Adjusted EBITDA in the range of $410 million to $490 million
–The Kinetic Group adjusted EBITDA expected to be approximately $350 million to $400 million
–Revelyst adjusted EBITDA expected to be approximately $130 million to $160 million
•EPS in the range of $3.56 to $4.46; Adjusted EPS in the range of $3.60 to $4.50
•Cash provided by operating activities in the range of $262 million to $343 million; adjusted Free Cash Flow in the range of $240 million to $320 million
•Effective and adjusted tax rate of approximately 25.0 percent
•Interest expense in the range of $30 million to $40 million
•Capital expenditures as a percent of sales of approximately 1.5 percent

Earnings Conference Call Webcast Information

Vista Outdoor will hold an investor conference call to discuss its business operations, First Quarter Fiscal Year 2025 financial results, and provide an update on its business outlook on August 6, 2024, at 9 a.m. ET. The conference call will be accessible through a live webcast. Interested investors and other individuals can access the webcast and view and/or download the earnings press release, including a reconciliation of non-GAAP financial measures, and the related earnings release presentation slides, which will also include detailed segment information, via Vista Outdoor’s website (www.vistaoutdoor.com). Choose "Investors" then "Events and Presentations". For those who cannot participate in the live webcast, a telephone recording of the conference call will be available until September 5, 2024. The telephone number is (866) 813-9403 and the access code is 360569.

Non-GAAP Financial Measures

Non-GAAP financial measures such as adjusted EBITDA, adjusted EBITDA margin, adjusted operating expenses, adjusted operating income, adjusted operating income margin, adjusted taxes, adjusted tax rate, adjusted net income, adjusted EPS, adjusted free cash flow, net debt and net debt leverage ratio as included in this press release are supplemental measures that are not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”). These non-GAAP measures should be considered in addition to, and not as substitutes for, GAAP measures. Please see the tables below for reconciliations of these non-GAAP measures to the most directly comparable GAAP measures.

Beginning with the second quarter of fiscal year 2024, we modified our presentation of non-GAAP results and no longer exclude from adjusted results expenses related to retention payments in connection with our acquisitions. These specified expenses that were previously excluded from adjusted results under the line items of transition costs, planned separation costs, and post-acquisition compensation are included in “operating expenses” in our as reported results. The Company made these changes to its presentation of non-GAAP financial measures following comments from, and discussions with, staff members of the U.S. Securities and Exchange Commission (the “SEC”). Prior period adjusted results have been revised for comparability. Revised adjusted EPS includes the negative impact of this change of approximately $0.04 for the three months ended June 25, 2023. The revised presentation of the reconciliation to previously reported adjusted EPS, and the revised reconciliation to adjusted results for the three months ended June 25, 2023, is reported below.

Reconciliation of previously reported adjusted EPS

(Unaudited, dollars in thousands, except per share data)	Three months ended June 25, 2023
Transition costs previously specified	$ 1,044
Planned separation costs previously specified	291
Post-acquisition compensation previously specified	1,245
Income tax impact	(320)
Decrease in as adjusted net income	$ 2,260

Decrease in adjusted EPS	$ 0.04
Adjusted EPS previously reported	1.12
Revised adjusted EPS	$ 1.08

Reconciliation of Non-GAAP and Supplemental Financial Measures

In addition to the results prepared in accordance with GAAP, we are providing the information below on a non-GAAP basis, including, adjusted gross profit, adjusted operating expenses, adjusted operating income, adjusted operating income margin, adjusted interest expense, adjusted taxes, adjusted tax rate, adjusted net income, and adjusted diluted earnings (loss) per share (EPS). Vista Outdoor defines these measures as gross profit, operating expenses, operating income (loss), operating income margin, interest expense, taxes, tax rate, net income, and EPS excluding, where applicable, the impact of costs incurred for transaction and transition costs, executive transition costs, planned separation costs, impairment, gain on divestiture, restructuring, GEAR Up restructuring, and post-acquisition compensation. Vista Outdoor management is presenting these measures so a reader may compare gross profit, operating expenses, operating income, operating income margin, interest expense, taxes, tax rate, net income, and EPS excluding these items, as the measures provide investors with an important perspective on the operating results of the Company. Vista Outdoor management uses these measurements internally to assess business performance, and Vista Outdoor’s definitions may differ from those used by other companies.

Three months ended June 30, 2024
(in thousands except per share amounts and percentages)	Gross profit	Operating expenses	Operating income		Operating income margin	Other expense, net	Interest	Taxes	Tax rate	Net income	EPS (1)
As reported	$ 211,157	$ 130,129	$ 81,028		12.6%	$ (77)	$ (9,421)	$ (14,410)	20.1%	$ 57,120	$ 0.97
Post acquisition compensation	—	(68)	68			—	—	—		68
Transaction costs	—	(178)	178			—	—	(43)		135
Gain on divestiture	—	19,659	(19,659)			—	—	3,036		(16,623)
Impairment	—	(6,336)	6,336			—	—	(1,521)		4,815
Gear Up restructuring	—	(5,190)	5,190			—	—	(1,246)		3,944
Transition costs	—	142	(142)			—	—	35		(107)
Planned separation costs	—	(12,786)	12,786			—	—	(3,069)		9,717
As adjusted	$ 211,157	$ 125,372	$ 85,785		13.3%	$ (77)	$ (9,421)	$ (17,218)	22.6%	$ 59,069	$ 1.01

(1) As reported net earnings per share and adjusted net earnings per share are both calculated based on 58,641 diluted weighted average shares of common stock.

Three months ended June 25, 2023
(in thousands except per share amounts and percentages)	Gross profit	Operating expenses	Operating income		Operating income margin	Other expense, net	Interest	Taxes	Tax rate	Net income	EPS (1)
As reported	$ 226,757	$ 134,571	$ 92,186		13.3%	$ (541)	$ (16,218)	$ (17,327)	23.0%	$ 58,100	$ 0.99
Post acquisition compensation	—	(160)	160			—	—	—		160
Executive transition costs	—	(658)	658			—	—	(158)		500
Restructuring	—	(834)	834			—	—	(200)		634
Transition costs	—	(1,957)	1,957			—	—	(470)		1,487
Planned separation costs	—	(2,933)	2,933			—	—	(704)		2,229
As adjusted	$ 226,757	$ 128,029	$ 98,728	$ —	14.2%	$ (541)	$ (16,218)	$ (18,859)	23.0%	$ 63,110	$ 1.08

(1) As reported net earnings per share and adjusted net earnings per share are both calculated based on 58,541 diluted weighted average shares of common stock.

During the three months ended June 30, 2024, we incurred costs that we feel are not indicative of ongoing operations as follows:

•post-acquisition compensation expense related to the Stone Glacier acquisition;
•transaction costs associated with possible and actual transactions, including advisor and legal fees and other costs;
•gain on the divestiture of our RCBS brand;

•impairment expense related to long-lived assets of our Fiber Energy business, which was divested after our first quarter end;
•restructuring costs related to our GEAR Up transformation program, including severance costs and asset impairments related to location closures;
•transition costs for prior acquisitions to integrate into the Company such as professional fees and travel costs; and
•costs associated with the planned separation of our Revelyst and The Kinetic Group businesses into two separate companies, including restructuring, and advisory and legal fees.

During the three months ended June 30, 2024, our reported tax (expense) benefit of $(14,410) results in a tax rate of 20.1 percent and our adjusted tax (expense) benefit of $(17,218) results in an adjusted tax rate of 22.6 percent.

During the three months ended June 25, 2023, we incurred costs that we feel are not indicative of ongoing operations as follows:

•transition costs for prior acquisitions to integrate into the Company such as professional fees and travel costs;
•     executive transition costs for executive search fees and related costs for the transition of our CEO and General Counsel executives;
•     costs associated with the planned separation of our Revelyst and The Kinetic Group businesses into two separate companies, including restructuring, and advisory and legal fees;
•     restructuring costs related to an over $50 million cost reduction and earnings improvement program, announced during our fourth fiscal quarter of 2023, which includes severance and asset impairments related to product line reassessments, office closures, and headcount reductions across our brands and corporate teams, and;
•     post-acquisition compensation expense related to the Stone Glacier acquisition.

During the three months ended June 25, 2023, our reported tax (expense) benefit of $(17,327) results in a tax rate of 23.0 percent and our adjusted tax (expense) benefit of $(18,859) results in an adjusted tax rate of 23.0 percent.

Free Cash Flow

Free cash flow is defined as cash provided by operating activities less capital expenditures. Vista Outdoor management believes that free cash flow provides investors with an important indication of the cash generated by our business for debt repayment, share repurchases and acquisitions after making the capital investments required to support ongoing business operations. Vista Outdoor management uses free cash flow to assess overall liquidity. Vista Outdoor’s definition of free cash flow may differ from those used by other companies.

Adjusted free cash flow is defined as free cash flow eliminating the cash impact of the following items that are adjusted in our presentation of adjusted net income: transaction costs, transition costs, planned separation costs, post-acquisition compensation, restructuring, GEAR Up restructuring, and executive transition costs. Vista Outdoor management believes that adjusted free cash flow enhances investors’ understanding of the liquidity of our ongoing operations. Adjusted free cash flow is also used by Vista Outdoor to assess employees’ performance and determine their annual incentive payments. Vista Outdoor’s definition of adjusted free cash flow may differ from those used by other companies. Beginning with the second quarter of fiscal year 2024, we modified our presentation of non-GAAP results and no longer exclude from adjusted free cash flow, cash payments related to retention payments in connection with our acquisitions, restructurings, and planned separation. All periods presented have been adjusted for this modification.

(in thousands)	Three months ended June 30, 2024	Three months ended June 25, 2023	Projected year ending March 31, 2025
Cash provided by operating activities (as reported)	$ 53,765	$ 73,701	$261,647 - 343,297
Capital expenditures	(2,284)	(7,616)	~(39,975 - 41,625)
Free cash flow	51,481	66,085	$221,672 - 301,672
Post acquisition compensation	83	83	83
Transaction costs	28	—	28
Executive transition costs	—	2,783	—
Restructuring	—	2,241	—
Gear Up restructuring	7,691	—	7,691
Transition costs	166	1,739	166
Planned separation costs	10,360	2,629	10,360
Adjusted free cash flow	$ 69,809	$ 75,560	$240,000 - 320,000

Current FY25 Full-Year Adjusted EPS Guidance
	Low	High
EPS guidance	$ 3.56	$ 4.46
Gain on divestiture	(0.28)	(0.28)
Impairment	0.08	0.08
Gear Up restructuring	0.07	0.07
Planned separation costs	0.17	0.17
Adjusted EPS guidance	$ 3.60	$ 4.50

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as net income before other expense, net, interest, taxes, depreciation and amortization, and amortization of cloud computing software, excluding the non-recurring and non-cash items referenced above. We calculate “Adjusted EBITDA margins” as Adjusted EBITDA divided by net sales. Vista Outdoor management believes adjusted EBITDA and adjusted EBITDA margin provide investors with an important perspective on the Company’s core profitability and help investors analyze underlying trends in the Company’s business and evaluate its performance on an absolute basis and relative to its peers. Adjusted EBITDA and adjusted EBITDA margin should be considered in addition to, and not as a substitute for, GAAP net income and GAAP net income margin. Vista Outdoor’s definitions may differ from those used by other companies

Segment Adjusted EBITDA Reconciliation

	Three months ended June 30, 2024
(in thousands except percentages)	The Kinetic Group	Revelyst	Total
Segment operating income (1)	$ 104,396	$ (1,549)	$ 102,847
Depreciation and amortization	6,727	16,631	23,358
Amortization of cloud computing software costs (2)	36	535	571
Adjusted segment EBITDA	$ 111,159	$ 15,617	$ 126,776
Adjusted segment EBITDA margin	30.0%	5.7%

	Three months ended June 25, 2023
(in thousands except percentages)	The Kinetic Group	Revelyst	Total
Segment operating income (loss) (1)	$ 108,464	$ 6,524	$ 114,988
Depreciation and amortization	6,913	17,700	24,613
Amortization of cloud computing software costs (2)	36	458	494
Adjusted segment EBITDA	$ 115,413	$ 24,682	$ 140,095
Adjusted segment EBITDA margin	30.6%	7.8%

(1) We do not calculate GAAP net income at the segment level, but have provided segment operating income as a relevant measurement of profitability. Segment operating income does not include interest expense and taxes as well as other non-cash and non-recurring items. Segment operating income is reconciled to our consolidated net income in the segment income to consolidated net income reconciliation table included in this press release.

(2) Amortization of cloud computing software costs consist of expense recognized in selling, general and administrative expense for capitalized implementation costs of IT. This expense is not included in depreciation and amortization above.

Consolidated Adjusted EBITDA Reconciliation

	Three months ended
(in thousands except percentages)	June 30, 2024	June 25, 2023
Net income	$ 57,120	$ 58,100
Other expense, net	77	541
Interest expense, net	9,421	16,218
Income tax provision	14,410	17,327
Depreciation and amortization	23,692	24,927
Amortization of cloud computing software costs	618	397
Post acquisition compensation	68	160
Transaction costs	178	—
Gain on divestiture	(19,659)	—
Impairment	6,336	—
Gear Up restructuring	5,190	—
Transition costs	(142)	1,957
Planned separation costs	12,786	2,933
Executive transition costs	—	658
Restructuring	—	834
Adjusted EBITDA	$ 110,095	$ 124,052
Adjusted EBITDA margin	17.1%	17.9%
Segment Income to Consolidated Net Income Reconciliation

	Three months ended
(in thousands)	June 30, 2024	June 25, 2023
Segment income	$ 102,847	$ 114,988
Corporate costs and expenses (1)	(21,819)	(22,802)
Operating income	$ 81,028	$ 92,186
Other expense, net	(77)	(541)
Interest expense, net	(9,421)	(16,218)
Income tax provision	(14,410)	(17,327)
Net Income	$ 57,120	$ 58,100

(1) Includes corporate overhead and certain non-recurring items as described in the schedules to this release

Net Debt and Net Debt Leverage Ratio

Net debt is defined as total debt less cash and cash equivalents. Net debt leverage ratio is defined as net debt as of the balance sheet date divided by adjusted EBITDA for the twelve months then ended. We believe that using net debt is useful to investors in determining our leverage ratio since we could choose to use cash and cash equivalents to retire debt. Vista Outdoor’s definitions may differ from those used by other companies.

Net Debt and Net Debt Leverage Ratio Reconciliation

(in thousands)	As of June 30, 2024	As of March 31, 2024
Total Debt Outstanding	$ 635,000	$ 720,000
Less: Cash	(55,981)	(60,271)
Net Debt	$ 579,019	$ 659,729

(in thousands except ratio)	Twelve months ended June 30, 2024	Twelve months ended March 31, 2024
Net loss	$ (6,485)	$ (5,505)
Other expense, net	1,524	1,988
Interest expense, net	56,152	62,949
Income tax benefit	(11,896)	(8,979)
Depreciation and amortization	98,056	99,291
Amortization of cloud computing software costs	2,583	2,363
Post acquisition compensation	1,236	1,328
Transaction costs	933	755
Gain on divestiture	(19,659)	—
Contingent consideration	5,888	5,888
Executive transition costs	684	1,342
Impairment	226,406	220,070
Restructuring	4,770	5,604
Gear Up restructuring	13,469	8,279
Transition costs	5,211	7,310
Planned separation costs	52,032	42,179
Adjusted EBITDA	$ 430,904	$ 444,862
Net debt leverage ratio	1.3	1.5

About Vista Outdoor Inc.

Vista Outdoor (NYSE: VSTO) is the parent company of more than three dozen renowned brands that design, manufacture and market sporting and outdoor products. Brands include Bushnell, CamelBak, Bushnell Golf, Foresight Sports, Fox Racing, Bell Helmets, Camp Chef, Giro, Simms Fishing, QuietKat, Stone Glacier, Federal Ammunition, Remington Ammunition and more. Our Revelyst and The Kinetic Group businesses provide consumers with a wide range of performance-driven, high-quality and innovative outdoor and sporting products. For news and information, visit our website at www.VistaOutdoor.com.

Forward-Looking Statements

Some of the statements made and information contained in this press release, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.

Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista

Outdoor, Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”), including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; risks related to the review of strategic alternatives announced on July 30, 2024 (“Review”), including (i) the terms, structure, benefits and costs of any transaction that may result from the Review, (ii) the timing of any such transaction that may result from the Review and whether any such transaction will be consummated at all, (iii) the effect of the announcement of the Review on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (iv) risks related to the Review diverting management’s attention from our ongoing business operations, (v) the costs or expenses resulting from the Review, (vi) any litigation relating to the Review and (vii) the Review may not achieve some or all of any anticipated benefits of the Review; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers.

You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the SEC from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, Inc., a subsidiary of Vista Outdoor, filed with the SEC a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst, Inc. to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst, Inc. (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The Registration Statement was declared effective by the SEC on March 22, 2024, and we have mailed the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/ prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor will be available free of charge on our website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2024 Annual Meeting of Stockholders, which was filed with the SEC on July 24, 2024, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.

VISTA OUTDOOR INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)

	Three months ended
(Amounts in thousands except per share data)	June 30, 2024	June 25, 2023
Sales, net	$ 644,181	$ 693,333
Cost of sales	433,024	466,576
Gross profit	211,157	226,757
Operating expenses:
Research and development	12,439	12,080
Selling, general, and administrative	137,349	122,491
Gain on divestiture	(19,659)	—
Operating income	81,028	92,186
Other expense, net	(77)	(541)
Interest expense, net	(9,421)	(16,218)
Income before income taxes	71,530	75,427
Income tax provision	(14,410)	(17,327)
Net income	$ 57,120	$ 58,100
Earnings per common share:
Basic	$ 0.98	$ 1.01
Diluted	$ 0.97	$ 0.99

Weighted-average number of common shares outstanding:
Basic	58,312	57,455
Diluted	58,641	58,541

VISTA OUTDOOR INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(preliminary and unaudited)

(Amounts in thousands except share data)	June 30, 2024	March 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$ 55,981	$ 60,271
Net receivables	355,968	355,903
Net inventories	619,531	609,999
Income tax receivable	—	9,113
Other current assets	42,369	39,836
Total current assets	1,073,849	1,075,122
Net property, plant, and equipment	184,774	201,864
Operating lease assets	101,427	107,007
Goodwill	318,251	318,251
Net intangible assets	613,324	627,636
Deferred income tax assets	12,504	12,895
Deferred charges and other non-current assets, net	59,664	59,605
Total assets	$ 2,363,793	$ 2,402,380
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$ 146,745	$ 163,411
Accrued compensation	49,404	56,983
Accrued income taxes	4,104	—
Federal excise, use, and other taxes	35,282	35,552
Other current liabilities	147,597	129,352
Total current liabilities	383,132	385,298
Long-term debt	632,378	717,238
Long-term operating lease liabilities	100,983	105,699
Accrued pension and postemployment benefits	18,766	22,866
Other long-term liabilities	42,275	44,982
Total liabilities	1,177,534	1,276,083

Common stock—$.01 par value:
Authorized—500,000,000 shares
Issued and outstanding—58,363,474 shares as of June 30, 2024 and 58,238,276 shares as of March 31, 2024	583	582
Additional paid-in-capital	1,650,078	1,653,089
Accumulated deficit	(178,913)	(236,033)
Accumulated other comprehensive loss	(73,404)	(74,348)
Common stock in treasury, at cost—5,600,965 shares held as of June 30, 2024 and 5,726,163 shares held as of March 31, 2024	(212,085)	(216,993)
Total stockholders' equity	1,186,259	1,126,297
Total liabilities and stockholders' equity	$ 2,363,793	$ 2,402,380

VISTA OUTDOOR INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(preliminary and unaudited)

	Three months ended
(Amounts in thousands)	June 30, 2024	June 25, 2023
Operating Activities
Net income	$ 57,120	$ 58,100
Adjustments to net income to arrive at cash provided by operating activities:
Depreciation	11,209	12,220
Amortization of intangible assets	12,483	12,707
Amortization of deferred financing costs	764	2,078
Impairment of long-lived assets	8,043	—
Gain on sale of business	(19,659)	—
Deferred income taxes	14	576
(Gain)/loss on foreign exchange	55	(1,272)
(Gain)/loss on disposal of property, plant, and equipment	396	(59)
Share-based compensation	4,123	3,307
Changes in assets and liabilities:
Net receivables	(67)	(51,915)
Net inventories	(17,695)	(6,117)
Accounts payable	(20,040)	21,850
Accrued compensation	(6,914)	(14,546)
Accrued income taxes	14,730	16,231
Federal excise, use, and other taxes	(270)	(2,951)
Pension and other postretirement benefits	(3,357)	341
Other assets and liabilities	12,830	23,151
Cash provided by operating activities	53,765	73,701
Investing Activities
Capital expenditures	(2,284)	(7,616)
Proceeds from the sale of business	33,400	—
Asset acquisition	(263)	—
Proceeds from the disposition of property, plant, and equipment	—	129
Cash provided by (used for) investing activities	30,853	(7,487)
Financing Activities
Proceeds from credit facility	63,000	30,000
Repayments of credit facility	(148,000)	(95,000)
Payments on long-term debt	—	(90)
Payments made for debt issue costs and prepayment premiums	—	(31)
Proceeds from exercise of stock options	—	39
Payments made for contingent consideration	(750)	(8,585)
Payment of employee taxes related to vested stock awards	(2,889)	(16,024)
Cash used for financing activities	(88,639)	(89,691)
Effect of foreign currency exchange rate fluctuations on cash	(269)	432
Decrease in cash and cash equivalents	(4,290)	(23,045)
Cash and cash equivalents at beginning of year	60,271	86,208
Cash and cash equivalents at end of year	$ 55,981	$ 63,163